Annual General Meeting of CollPlant Holdings Ltd.

Date: December 13, 2018

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. The re-election of the following nominees to Company's board of directors, each until the next annual general meeting of shareholders, as presented to the shareholders, be and the same hereby is, approved.			
1a. Re-election of David Tsur to the Company's board of directors.	☐	☐	☐
1b. Re-election of Adi Goldin to the Company's board of directors.	☐	☐	☐
1c. Re-election of Abraham Havron to the Company's board of directors.	☐	☐	☐
1d. Re-election of Scott R. Burell to the Company's board of directors.	☐	☐	☐
1e. Re-election of Wolfgang Ruttenstorfer to the Company's board of directors.	☐	☐	☐
2. The re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company's independent auditors for the fiscal year ending December 31, 2018, and for an additional period until the next annual general meeting of shareholders, and the authorization of the Company's board of directors, upon the recommendation of the Company's audit committee, to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year, as presented to the shareholders, be and same hereby are approved.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

____________________ Please Sign Here

______________ Please Date Above

____________________ Please Sign Here

______________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of CollPlant Holdings Ltd.
to be held on December 13, 2018
For Holders as of November 7, 2018

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST, on December 10, 2018.

PROXY TABULATOR FOR
COLLPLANT HOLDINGS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

COLLPLANT HOLDINGS LTD.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on December 10, 2018)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **CollPlant Holdings Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **November 7, 2018** at the **Annual General Meeting** of the Shareholders of **CollPlant Holdings Ltd.** to be held on **December 13, 2018** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item.**

PROXY TABULATOR FOR
COLLPLANT HOLDINGS LTD.
P.O. BOX 8016
CARY, NC 27512-9903